Exhibit 99.1

Titan Medical to Present at the Canaccord Genuity Medical Technologies & Diagnostics Forum

TORONTO--(BUSINESS WIRE)--November 7, 2018--Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (Nasdaq: TMDI), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in single-port minimally invasive surgery (“MIS”), today announced that David McNally, President and CEO of the Company, will present a corporate overview at the Canaccord Genuity Medical Technologies & Diagnostics Forum on Thursday, November 15 at 2:00 p.m. Eastern time. The Medical Technologies & Diagnostics Forum will be held November 15, 2018 at the Westin Grand Central in New York, NY.

Mr. McNally’s presentation will be webcast live and available for replay in the Investors section of Titan Medical’s website at titanmedicalinc.com/investors.

About Titan Medical

Titan Medical Inc. is focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery. The Company is developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to initially pursue focused surgical indications for the SPORT Surgical System, which may include one or more of gynecologic, urologic, colorectal or general abdominal procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

CONTACT:
LHA Investor Relations
Kim Sutton Golodetz, (212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss, (310) 691-7100
bvoss@lhai.com